Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	28430-1 / D/WLM/699430.1

April 8, 2005

BY EDGAR AND COURIER

MAIL STOP 0407

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re: Netfone, Inc. (the "Company") Amendment No. 3 to Form SB-2 File No. 333-120895 Filed: March 21, 2005

Thank you for your letter of March 30, 2005 with your comments on the Company's Amended Registration Statement on Form SB-2, filed March 21, 2005. For your ease of reference, our responses to your comments are numbered in a corresponding manner.

*****

Amendment No. 3 to Form SB-2

Description of Business, page 25

Industry Background, page 26
1.	The statement referred to in your comment has been revised/replaced.

Management’s Discussion and Analysis or Plan of Operation, page 31

2.

The Amended Registration Statement has been revised to provide the information requested. In addition, please note that disclosure regarding OTCBB quotation, Form 15C-211 and market maker issues had previously been disclosed in the applicable Risk Factor.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Report of Independent Registered Public Accounting Firm

3.	The audit report included with the Amended Registration Statement has been signed.
4.	An updated consent from the Company’s auditors has been filed with the Amended Registration Statement.

Recent Sales of Unregistered Securities, page 43

5.

The $7,200 in proceeds was a stock subscription receivable as indicated on the September 30, 2004 balance sheet, which was received during the three month period ended December 31, 2004. As such, the receivable related to stock that had already been issued, the issuance of which had already been disclosed pursuant to Item 701 of Regulation S-B.

*****

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on March 21, 2005 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per:

William L. Macdonald

WLM/mll

Enclosures

cc:	Ted Yu, SEC (fax 202-942-9594)

Inessa Berenbaum / Kyle Moffat

Netfone, Inc.

Attention: Rafeh Hulays

D/WLM/699430.1